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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

RESIGNATION OF CHIEF BUSINESS OFFICER

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) announces that Mr. Chris Chi (“Mr. Chi”) has resigned from his position as Chief Business Officer of the Company effective 1 March 2013 for personal reasons. Mr. Chi will subsequently be appointed as an advisor to the Company. Mr. Chi’s job functions as Chief Business Officer will be transferred to other members of the executive management team.

SMIC CEO and Executive Director Tzu-Yin Chiu commented, “On behalf of the management team, I thank Chris Chi for his dedication and commitment to the Company. We look forward to working with him in his new advisory role.”

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer
Executive Director

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Shanghai, 28 February 2013